UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

ORANGE 21 INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

685317 10 9
(CUSIP Number)

Frederick W. Gartside, Esq.
Elkins Kalt Weintraub Reuben Gartside LLP
1800 Century Park East, 7th Floor Los Angeles, California 90067 (310) 746-4405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Harlingwood (Alpha), LLC

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds: OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	712,121

9. Sole Dispositive Power

10. Shared Dispositive Power	712,121

11. Aggregate Amount Beneficially Owned by Each Reporting Person	712,121

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	5.6%

14. Type of Reporting Person
OO

CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Harlingwood Investment Partners I, LLC
2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:
not applicable

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	712,121

9. Sole Dispositive Power

10. Shared Dispositive Power	712,121

11. Aggregate Amount Beneficially Owned by Each Reporting Person	712,121

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	5.6%

14. Type of Reporting Person
OO

CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Fir Geenen
2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:
not applicable

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	712,121

9. Sole Dispositive Power

10. Shared Dispositive Power	712,121

11. Aggregate Amount Beneficially Owned by Each Reporting Person	712,121

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	5.6%

14. Type of Reporting Person
IN

Item 1. Security and Issuer

This statement relates to shares of the common stock (the "Common Stock"), $0.0001 par value, of Orange 21 Inc. (the "Company"). The principal executive offices of the Company are located at 2070 Las Palmas Drive, Carlsbad, California 92011.

Item 2. Identity and Background

(a)	Harlingwood (Alpha), LLC ("Investor"), Harlingwood Investment Partners I, LLC ("HIP") and Mr. Fir Geenen ("Mr. Geenen").

(b)	3580 Carmel Mountain Rd, Suite 460, San Diego, California 92130

(c)	Investor's business consists of owning the shares of the Company. HIP is the manager of Investor, with sole authority to act on behalf of Investor with respect to shares of the Company. Mr. Geenen is the manager of HIP, with sole authority to take action on behalf of HIP as manager of, or holder of ownership interests in, another entity.

(d)	None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding.

(e)	None of the persons referred to in this Item 2 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)	Investor – Delaware
HIP – Delaware
Mr. Geenen – USA

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock acquired by Investor were purchased with the proceeds of capital contributions made by the members of Investor, who are (a) Kim Peterson, as trustee of the Peterson Family Trust dated April 14, 1992, (b) David Cherashore, as trustee of the Cherashore Family Trust UDT dated April 18, 1997, (c) Michael and Anita Yagjian, as joint tenants, (d) Scott McPherson and Erin McPherson, as co-trustees of the McPherson Family Trust dated January 27, 1999, and (e) Harlingwood Partners, LLC, a Delaware limited liability company.

Item 4. Purpose of Transaction

All shares of Common Stock acquired by Investor were purchased solely for investment.

Item 5. Interest in Securities of the Issuer

(a) Investor owns 712,121, or 5.6% of the outstanding, shares of Common Stock. HIP is the manager of Investor and Mr. Geenen is the manager of HIP. HIP and Mr. Geenen disclaim beneficial ownership of all of the shares of the Common Stock held by Investor and this report shall not be an admission that they are the beneficial owners of such shares for purposes of Section 13(d) or otherwise. HIP and Mr. Geenen individually own no stock of the Company.

(b) Investor, HIP and Mr. Geenen share voting and disposition power over the 712,121 shares of the Common Stock held by Investor due to HIP being the manager of Investor and Mr. Geenen being manager of HIP.

(c) During the prior 60 days, the reporting persons made no purchases of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Company, except as follows:

(a)   Under the amended and restated operating agreement of Investor, the manager of Investor (which is HIP) has the sole authority to act on behalf of the Company with respect to the shares of Common Stock.

(b)   Under the operating agreement of HIP, the manager of HIP (which is Mr. Geenen) has the sole authority to take action on behalf of HIP as manager of, or holder of ownership interests in, another entity.

(c)   On February 28, 2011, the Company entered into a stock purchase agreement (the “SPA”) and registration rights agreement (the “Registration Rights Agreement”) with Investor.

Pursuant to the SPA, the Company sold and issued to Investor 712,121 shares (the “Shares”) of the Company’s common stock in exchange for $1,174,999, or $1.65 per share.

The Registration Rights Agreement provides Investor with piggy-back registration rights pursuant to which the Company is required to provide notice to Investor of certain proposed public offerings of the Company’s common stock and, if Investor so requests, register the shares of common stock issued to Investor pursuant to the SPA for resale by Investor, subject to certain conditions and limitations described in the Registration Rights Agreement.

Item 7.  Materials to Be Filed as Exhibits

Joint Filing Agreement. See Exhibit 1 attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2011

HARLINGWOOD (ALPHA), LLC

By:	Harlingwood Investment Partners I, LLC,
Manager

By /s/ Fir Geenen
Fir Geenen, Manager

HARLINGWOOD INVESTMENT PARTNERS I, LLC,

By /s/ Fir Geenen

     Fir Geenen, Manager

/s/ Fir Geenen

     FIR GEENEN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Date: March 7, 2011

HARLINGWOOD (ALPHA), LLC

By:	Harlingwood Investment Partners I, LLC,
Manager

By /s/ Fir Geenen
Fir Geenen, Manager

HARLINGWOOD INVESTMENT PARTNERS I, LLC,

By /s/ Fir Geenen

Fir Geenen, Manager

/s/ Fir Geenen

FIR GEENEN